

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2018

R. Perley McBride
Executive Vice President and Chief Financial Officer
Frontier Communications Corp.
401 Merritt 7
Norwalk, Connecticut 06851

>**Re: Frontier Communications Corp.**
>**Form 10-K for the Fiscal Year Ended December 31, 2017**
>**Filed March 1, 2018**
>**Form 10-Q for the Quarterly Period Ended March 31, 2018**
>**Filed May 4, 2018**
>**File No. 001-11001**

Dear Mr. McBride:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications